UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42445

Leishen Energy Holding Co., Ltd.

(Translation of registrant’s name into English)

No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 15, 2026, Leishen Energy Holding Co., Ltd. (the “Company”) issued a press release announcing financial highlights for the fiscal year ended September 30, 2025. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leishen Energy Holding Co., Ltd.

Date: February 17, 2026	By:	/s/ Hongqi Li
Hongqi Li
Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release: Leishen Energy Holding Co., Ltd. Announces Fiscal Year 2025 Financial Results Highlighting Strong Operating Cash Flow and Low Financial Leverage